Exhibit 99.1
NINETOWNS REPORTS FIRST HALF 2010 FINANCIAL RESULTS
BEIJING, Oct. 21 /PRNewswire-Asia/ — Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE — News) (“Ninetowns” or the “Company”), one of China’s leading providers of online solutions for international trade, today reports its financial results for the six-month period ended June 30, 2010.
Financial Highlights:
•	Total net revenues were RMB38.5 million (US$5.7 million), which remained relatively stable compared to RMB38.4 million (US$5.6 million) for the first half of 2009.
•	Net loss was RMB7.0 million (US$1.0 million), as compared to a net income of RMB3.0 million (US$0.4 million) for the first half of 2009.
•	Both basic and diluted net loss per ADS (each ADS represents one ordinary share) were RMB0.20 (US$0.03), compared to basic and diluted net income per ADS of RMB0.08 (US$0.01) for the first half of 2009.
First Half 2010 Business Highlights
Enterprise Software: Ninetowns continued to derive a significant portion of its total net revenues from the sale and servicing of iDeclare software packages, which is Ninetowns’ import/export enterprise software solution. During the first half of 2010, the Company sold 530 iDeclare software packages and 8,200 iDeclare service contracts. The sale of iDeclare software packages and service contracts decreased compared to the same period in 2009 primarily due to the decline in international trade activities and the associated decline in the number of customers engaged in international trade under the current global economic downturn, which caused fewer potential users to purchase iDeclare packages and the service contracts. Among the total installed customer base of 142,800 users, approximately 48,000 users had more than one successful e-filing within the past 12 months.
In addition, during the first half of 2010, Ninetowns sold approximately 230 maintenance service contracts to users who are currently using the free software offered by the PRC Inspection Administration. The service fee for these contracts averaged approximately US$250 per contract per year. The maintenance services include installation, remote technical support, automatic upgrades and user training. Ninetowns expects to continue to promote its paid maintenance services to the free software users.
e-Grocery Food Business: During the first half of 2010, Ninetowns completed the initial trial phase of its portal site, www.tootoo.cn, which was developed as an e-grocery platform targeting Chinese consumers primarily in the Beijing metropolitan area. The platform was designed as an online grocery store which offers organic and other fresh and natural food products to consumers via delivery directly from farm to table. During the initial trial phase, Ninetowns intended to test the viability of the business model through monitoring (i) the viability and performance of the online platform, (ii) sourcing and delivery methods, including cold chain storage and delivery equipments, and (iii) the overall efficacy and efficiency of the platform. The Company tested the online service in the TianTongYuan Community (“TTY”), a residential area with a population in excess of one million people located near the Asian Games Village in Beijing.
The e-grocery food business performed well in the initial trial phase, which management believes proved the viability of the business model. Therefore, Ninetowns initiated the second trial phase in the second half of 2010, during which the Company expects to expand the scope of the products offered on the platform, by adding a variety of local food specialties and regional delicacies. The platform is expected to adjust the focus of the target customer market to concentrate on higher income and predominantly white-collar neighborhoods in and around the Central Business District and Central Villa Area in Beijing. The Company expects to continue to fulfill orders from the TTY area, but will expand sales in other higher income areas.

In August 2010, the Company sold Shanghai Nine Masters Meihuilong Catering Management Co., Ltd., which was a subsidiary of the Company that provided catering services to institutional customers. The Company believes that such sale allows the Company to optimize its resources to focus on the development of the e-grocery food business, which targets individual consumers.
Management Discussion
Mr. Shuang Wang, Chief Executive Officer of Ninetowns, commented: “We continued to face a challenging operating environment for our core enterprise software and services as a result of continued soft demand from our customers in China’s import/export sector. As the overall economic environment improves, our focus will remain on maximizing customer retention and further expansion of our client base by leveraging our versatile pricing structure, continued product updates and enhancements and our nationwide service and support.
“We are, however, pleased to see continued progress on our e-grocery initiative. The completion of the initial trial phase of the platform and services in the TTY Community proves that this is a viable operation with significant growth opportunity. The demand for fresh and healthy food products in China is growing, and our convenient and efficient online ordering system and delivery model will allow us to tap into this growing market opportunity. As we roll out the second trial phase, with expanded food options and the targeting of a more affluent customer market, we remain confident in our ability to grow this segment into a meaningful revenue contributor over time. We will continue to invest time and resources into the development of this initiative, and believe that our unique positioning, qualified sales and satisfaction guaranteed services will enable us to create long-term shareholder value.”
Mr. Tommy Fork, Chief Financial Officer of Ninetowns, commented, “The results of the first half of 2010 were impacted by the continued headwinds in the international trade sector. Nevertheless, we are pleased with the completion of the first stage trial of our e-grocery business. While the margin profile for our e-grocery business is somewhat lower than our enterprise software segment, we believe that the long-term opportunity in this segment will provide a more stable platform for continued revenue growth. As such, we will continue to invest in the e-grocery segment, while maintaining a strict control over operating expenses. With a healthy balance sheet and ample cash on hand, we believe we are well positioned financially to continue to execute on our growth strategy.”
First Half 2010 Financial Results
Total Net Revenues. Total net revenues were RMB38.5 million (US$5.7 million) for the first half of 2010, which remained relatively stable compared to RMB38.4 million (US$5.6 million) for the first half of 2009.
Net revenues from sales of enterprise software for the first half of 2010 were RMB24.3 million (US$3.6 million), representing 63% of total net revenues, as compared to 81% for the first half of 2009. Net revenues from software development services were RMB11.9 million (US$1.8 million) for the first half of 2010, representing 31% of total net revenues, as compared to 17% for the first half of 2009. Net revenues from the e-grocery food business were RMB2.3 million (US$0.3 million) for the first half of 2010, representing 6% of total net revenues, as compared to 2% for the first half of 2009.
Gross Profit and Gross Margin. Gross profit was RMB32.6 million (US$4.8 million) for the first half of 2010, compared to RMB33.0 million (US$4.8 million) for the first half of 2009.
Gross margin for this reporting period was 85%, representing a slight decrease from 86% in the first half of 2009.
Operating Expenses. For the first half of 2010, total operating expenses were RMB73.1 million (US$10.8 million), representing an increase of 44% from RMB50.7 million (US$7.4 million) in the first half of 2009, and an increase of 7% compared to RMB68.6 million (US$10.1 million) in the second half of 2009.
For the first half of 2010, selling and marketing expenses were RMB7.8 million (US$1.1 million), representing a slight decrease of 1% from RMB7.9 million (US$1.2 million) in the first half of 2009 and an increase of 32% from RMB5.9 million (US$0.9 million) in the second half of 2009. The significant increase from the second half of 2009 was primarily due to an increase in headcount in the e-grocery food business and related office expenses.

General and administrative expenses were RMB54.1 million (US$8.0 million) in the first half of 2010, representing an increase of 93% compared to RMB28.1 million (US$4.1 million) in the first half of 2009 and an increase of 60% compared to RMB33.9 million (US$5.0 million) for the second half of 2009. This increase was primarily due to a significant increase in share-based compensation charges.
Research and development expenses decreased by 21% to RMB7.9 million (US$1.2 million) from RMB9.9 million (US$1.4 million) in the first half of 2009, and were stable compared to RMB7.4 million (US$1.1 million) for the second half of 2009. The year-over-year decrease was a result of the implementation of a “cost-cutting” program.
Charges related to the allowance for doubtful accounts were RMB21.4 million (US$3.1 million) for the second half of 2009. Charges related to the allowance for doubtful accounts decreased by 32% to RMB3.3 million (US$0.5 million) from RMB4.8 million (US$0.7 million) in the first half of 2009.
Operating Loss. As a result, operating loss for the first half of 2010 was RMB40.5 million (US$6.0 million), compared to an operating loss of RMB17.7 million (US$2.6 million) for the first half of 2009.
Other Income. For the first half of 2010, other income, which includes interest income, gains on sales of short-term investments, gains on disposal of investment under cost method and others was RMB34.7 million (US$5.1 million), as compared to other income of RMB28.1 million (US$4.1 million) for the same period in 2009.
Net Income. Net loss for the first half of 2010 was RMB7.0 million (US$1.0 million), as compared to a net income of RMB3.0 million (US$0.4 million) for the same period in 2009. Both basic and diluted net loss per ADS for the first half of 2010 were RMB0.20 (US$0.03), compared to basic and diluted net income per ADS of RMB0.08 (US$0.01) for the first half of 2009.
Cash, Cash Equivalents and Term Deposits. Cash, cash equivalents and term deposits increased to RMB526.6 million (US$77.7 million) as of June 30, 2010, compared to RMB498.4 million (US$73.0 million) as of December 31, 2009. The increase was primarily due to gains on sales of short-term investments in marketable securities.
Deferred Revenue. Deferred revenue as of June 30, 2010 was RMB9.1 million (US$1.3 million), representing a decrease of 13% from RMB10.5 million (US$1.5 million) as of December 31, 2009, primarily due to the overall decline in the amount of net revenues from the sale of iDeclare products and services.
Currency Convenience Translation
The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the reader, is based on the noon buying rate in the City of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2010, which was RMB6.7815 to US$1.00. Certain comparative figures extracted from past releases are converted by using the rate as of the respective balance sheet dates. The percentages stated in this earnings release are calculated based on Renminbi.
Investor Conference Call / Webcast Details
A conference call has been scheduled for 8:00 a.m. in Beijing on October 22, 2010. This will be 8:00 p.m. on October 21, 2010 in New York. During the call, Ninetowns’ management will be available to discuss the first half 2010 financial results and recent business activities.
The call may be accessed by dialing +1-617-213-8897 and the passcode is 65039373. A live webcast of the conference call will be available on Ninetowns’ website at http://www.ninetowns.com/english. A replay of the call will be available from 11:00 a.m. Beijing time on October 22, 2010 (11:00 p.m. in New York on October 21, 2010) through 11:00 a.m. on October 29, 2010 in Beijing (11:00 p.m. in New York on October 28, 2010) by telephone at +1-617-801-6888 and through www.ninetowns.com/english. The passcode to access the replay is 12111283.

About Ninetowns Internet Technology Group Company Limited
Ninetowns (Nasdaq: NINE — News) is a leading provider of online solutions for international trade, with its key services in automating import/export e-filing. Ninetowns has been listed on the NASDAQ Stock Exchange since December 2004 under the symbol “NINE”. More information can be found at www.ninetowns.com/english.
Forward-Looking Statements
Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “believe,” “project” or “continue” or the negative thereof or other similar words. All forward-looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains; competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.
Contacts:
Helen Wu
Investor Relations
Ninetowns Internet Technology Group Company Limited
Phone: +86-10-6589-9287
Email: ir@ninetowns.com
Investor Relations (US):
Mahmoud Siddig, Director
Taylor Rafferty
Phone: +1-212-889-4350
Email: ninetowns@taylor-rafferty.com
Investor Relations (HK):
Ruby Yim, Managing Director
Taylor Rafferty
Phone: +852-3196-3712
Email: ninetowns@taylor-rafferty.com

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
SIX MONTHS ENDED JUNE 30, 2009, DECEMBER 31, 2009 AND JUNE 30, 2010
(In thousands, except share-related data)

	For the six months ended
	June 30,	June 30,	Dec. 31,	Dec. 31,	June 30,	June 30,
	2009	2009	2009	2009	2010	2010
	RMB	US$	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Total net revenues	38,406	5,623	41,233	6,041	38,448	5,670
Total cost of revenues	(5,399)	(790)	(12,461)	(1,826)	(5,828)	(860)

Gross profit	33,007	4,833	28,772	4,215	32,620	4,810

Selling and marketing expenses	(7,857)	(1,150)	(5,914)	(867)	(7,779)	(1,147)
General and administrative expenses	(28,095)	(4,114)	(33,880)	(4,963)	(54,131)	(7,982)
Research and development expenses	(9,989)	(1,462)	(7,384)	(1,082)	(7,938)	(1,171)
Allowance for doubtful accounts, net	(4,806)	(704)	(21,453)	(3,143)	(3,245)	(479)

Loss from operations	(17,740)	(2,597)	(39,859)	(5,840)	(40,473)	(5,969)
Interest income	2,871	420	1,403	205	1,868	276
Gain on sales of short-term investments	5,212	763	30,262	4,434	52,420	7,730
Change in fair value of marketable options	18,907	2,768	8,777	1,286	(39,817)	(5,871)
Gain on disposal of investment under cost method	—	—	—	—	11,639	1,716
Others	1,138	167	2,773	406	8,612	1,270

Income (loss) from continuing operations before income tax	10,388	1,521	3,356	491	(5,751)	(848)
Income tax expense	(32)	(5)	(4,068)	(596)	(66)	(10)

Income (loss) from continuing operations	10,356	1,516	(712)	(105)	(5,817)	(858)
Loss from discontinued operations (Net of income tax and non-controlling interest)	(7,389)	(1,081)	(923)	(135)	(1,207)	(178)

Net income (loss)	2,967	435	(1,635)	(240)	(7,024)	(1,036)

Income (loss) from continuing operations per share:
Basic	RMB0.29	US$0.04	(RMB0.02)	(US$—)	(RMB0.16)	(US$0.02)
Diluted	RMB0.29	US$0.04	(RMB0.02)	(US$—)	(RMB0.16)	(US$0.02)

Loss from discontinued operations per share:
Basic	(RMB0.21)	(US$0.03)	(RMB0.03)	(US$0.01)	(RMB0.04)	(US$0.01)
Diluted	(RMB0.21)	(US$0.03)	(RMB0.03)	(US$0.01)	(RMB0.04)	(US$0.01)

Net income (loss) per share:
Basic	RMB0.08	US$0.01	(RMB0.05)	(US$0.01)	(RMB0.20)	(US$0.03)
Diluted	RMB0.08	US$0.01	(RMB0.05)	(US$0.01)	(RMB0.20)	(US$0.03)

Weighted average shares used in computation:
Basic	35,083,975	35,083,975	35,117,280	35,117,280	35,322,967	35,322,967
Diluted	35,083,975	35,083,975	35,117,280	35,117,280	35,322,967	35,322,967

Note:	Certain reclassifications of previous reported amounts have been made to conform to the current period presentation. These reclassifications are primarily due to the presentation of discontinued B2B operations and operations of Shanghai Nine Masters Meihuilong Catering Management Co., Ltd., a former subsidiary of the Company.

NINETOWNS INTERNET TECHNOLOGY GROUP COMPANY LIMITED
CONDENSED CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2009 AND JUNE 30, 2010
(In thousands)

	Dec. 31,		June 30,
	2009	2009	2010	2010
	RMB	US$	RMB	US$
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
ASSETS
Current assets:
Cash, cash equivalents and term deposits	498,448	73,024	526,638	77,658
Restricted cash	790	116	599	88
Short-term investments	171,226	25,084	162,700	23,992
Inventories	2,403	352	7,323	1,080
Trade receivables, net	18,121	2,654	14,374	2,120
Other current assets	7,054	1,034	9,303	1,372
Assets held for sale	—	—	9,552	1,409

Total current assets	698,042	102,264	730,489	107,719

Non-current assets	281,549	41,247	245,881	36,258

TOTAL ASSETS	979,591	143,511	976,370	143,977

LIABILITIES AND EQUITY

Current liabilities:
Deferred revenue	10,453	1,531	9,102	1,342
Other current liabilities	41,323	6,054	63,568	9,374
Liabilities held for sale	—	—	4,752	701

Total current liabilities	51,776	7,585	77,422	11,417

Non-current liabilities:
Tax liabilities	5,479	803	5,041	744

Total liabilities	57,255	8,388	82,463	12,161

Equity of the Company	922,336	135,123	893,907	131,816

TOTAL LIABILITIES AND EQUITY	979,591	143,511	976,370	143,977

Note:	The information contained in the condensed consolidated balance sheet as of December 31, 2009 is derived from the Company’s audited financial statements included in the annual report on Form 20-F.